Filed Pursuant to Rule 425 of the Securities Act of 1933 Filer: Royal Bank of Canada Subject company: Centura Banks, Inc. Centura Banks, Inc. Exchange Act File Number: 001-10646

[ROYAL BANK OF CANADA LOGO]	Backgrounder

Royal Bank of Canada

As one of Canada's premier financial services institutions, Royal Bank of Canada has leading positions in most Canadian markets. In all, we serve 10 million individual and business customers worldwide.

Royal Bank is Canada's largest bank (number one in assets - C$294.1 billion; number one in market cap - C$29.1 billion at October 31, 2000) and most profitable (number one in return on equity - 19.3 per cent).

Royal Bank is a retail banking powerhouse in Canada with leading market share in most products.

Royal Investment Services, the bank's global wealth management business, generated 52 per cent growth in earnings in 2000 over 1999. Royal Investment Services provides clients with an integrated array of services that fit their investment needs through each part of their life cycle.

RBC Dominion Securities, the bank's corporate and investment banking arm, has been the top-ranked underwriter of debt and equity in Canada for more than a decade.

Diversified mix (business and geographic) and strong financial fundamentals:

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In Canada: Royal Bank is the leading provider of residential mortgages, business financing and deposits. Our investment dealer, RBC Dominion Securities, has the highest market share in most of its domestic markets and we are the third-largest provider of mutual funds (first among banks). We own the second-largest discount broker, Royal Bank Action Direct, and have by far the largest custody operations. We are the largest Canadian bank-owned insurer and one of the fastest growing in the country. We are the leader in travel insurance and creditor products and we have a major presence in the global reinsurance market. Our domestic delivery network includes more than 1,300 branches and other units, and 4,500 bank machines. Alternative delivery channel provider Royal Direct allows online and telephone account access and is currently used by more than 1.26 million online and 2 million telephone customers.

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Internationally: Royal Bank provides corporate and investment banking, trade finance, correspondent banking, treasury and securities custody services to business customers. Our U.S. operations include Atlanta-based Security First Network Bank, New York-based Bull & Bear Securities Inc., Prism Financial Corporation of Chicago, Liberty Life Insurance Company and Liberty Insurance Services Corporation based in Greenville, South Carolina and Minneapolis-based Dain Rauscher Corporation. We have a retail network in the Caribbean and our acquisition of Ernst & Young Trust Company (Jersey) Limited expanded our substantial global private banking operations. Our international network includes 300 offices in more than 30 countries.

Shareholder value orientation:

•	History of increasing dividends, including an announced increase payable for Q1/01 (fourth increase in the last two years) and a dividend payout ratio of 34 per cent in Q4/00.

Key strategic priorities:

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Strengthen our fundamentals – Our goal is to achieve financial results that will place us among the top quartile of North American banks. We have clear goals regarding such performance indicators as earnings, revenue growth, return on equity, cost control, asset quality and capital management. To date, the results are positive; we are moving steadily towards our goals and have established a solid financial base upon which we can fund future growth and new strategic initiatives.

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Expansion Outside Canada – Continue expansion outside Canada, largely in the U.S., through a niche approach. We have invested more than C$3.4 billion in the past two years expanding internationally (in retail banking, wealth management and corporate & investment banking niches);

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Growth of high-return businesses – We plan to grow businesses with high growth potential that generate solid returns. An example: our goal of generating 25 per cent of overall net income from our wealth management segment (currently 19 per cent of total earnings), which generated a ROE of 47.8 per cent in 2000.

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eBusiness leadership – Be the leading eBusiness financial institution in Canada, with a strong link to the U.S. Multiple initiatives include: growing Canadian online clients (currently more than 1.26 million); and developing SFNB, PrimeStreet (online lending) and Prism Financial Corp. to fill in "bricks & clicks" platform in the U.S.;

Note: All results are in accordance with U.S. GAAP (October 31, 2000)

Royal Bank of Canada: U.S. operations

Substantial investments in the past two years to build a U.S. financial services platform:

Personal and Commercial Banking

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Prism Financial – a mortgage originator and broker with 180 branches that originated US$8 billion in loans in 1999; one of the fastest-growing Internet mortgage originators in the US (Internet origination growth of 175 per cent in 1999 to US$336 mm); announced deal to buy AMRESCO Builder Finance Group;

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Security First Network Bank (SFNB) – ranked number one among 60 U.S. Internet banks by Gomez Advisors (www.gomezadvisors.com) for seven consecutive quarters - significantly upgraded Web site re-launched July 2000;

•	SI Technologies – 2.8 per cent equity stake in this technology company;
•	Primestreet – open finance online lending for small business in which we have a 34 per cent stake.

Royal Investment Services

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Dain Rauscher Corporation – U.S. securities firm providing full-service retail brokerage and investment banking to private, correspondent and capital market clients worldwide acquired January 10, 2001. Dain Rauscher provides a solid wealth management presence in the U.S. Its retail brokerage operation is a critical step in building a strong wealth management platform, a key element of our global strategy.

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Royal Bank of Canada Global Private Banking – offices in New York and Miami delivering an array of financial services to individuals and families. These services include wealth preservation, retirement planning and comprehensive deposit and credit services.

•	Bull and Bear Securities – online discount broker;

Insurance

•	Liberty Life and Liberty Insurance Services – a life and health insurance company and a full-service administration company.

Corporate and Investment Banking

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RBC Dominion Securities' U.S. operations are headquartered in New York with offices in Boston, Chicago, Greenwich and Houston where its Energy group is based. With the bank's acquisition of Dain Rauscher, RBC DS gained a North American scale equity origination and distribution capability with a focus on technology, energy, healthcare, financial services and consumer sectors. The firm is a significant provider of debt products to major U.S. corporations and a leader in Global Equity Derivatives and FX trading globally. In addition to Dain Rauscher Wessels, the investment banking division of Dain Rauscher Corp., over the past year RBC DS has strengthened its U.S. capabilities with:

•	U.S. High Yield Team – New York group's role encompasses sales, trading, research, capital markets and origination; formed in October 1999;
•	U.S. Energy Team – team of energy specialists and an Oilfield Services research team hired to join Houston office in September 1999;
•	Telecom Equity Research Team – expanded July 2000 as part of an ongoing expansion by RBC DS to bolster its U.S. investment banking capabilities in the technology, telecom and energy sectors.